Mail Stop 4628

                                                          December 12, 2018

Via E-mail
Andre J. Fernandez
Chief Financial Officer
NCR Corporation
864 Spring Street NW
Atlanta, GA 30308

       Re:    NCR Corporation
              10-K for Fiscal Year Ended December 31, 2017
              Filed February 26, 2018
              File No. 1-00395

Dear Mr. Fernandez:

        We refer you to our comment letter dated November 14, 2018 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:
       Barbara Jacobs
       Assistant Director
       Division of Corporation Finance